1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

September 15, 2015

VIA EDGAR CORRESPONDENCE
Ms. Deborah O’Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Alpine Equity Trust (the “Trust” or the “Registrant”)
Registration Statement on Form N-14 (Securities Act File No. 333-206404) (the “Proxy Statement/Prospectus”)

Dear Ms. O’Neal-Johnson:

The Trust filed the Proxy Statement/Prospectus relating to the proposed reorganization (the “Reorganization”) of Alpine Cyclical Advantage Property Fund (the “Target Fund”) with and into Alpine Global Infrastructure Fund (the “Acquiring Fund,” and together with the Target Fund, the “Funds”) on August 14, 2015, with an effective date of September 13, 2015. This letter responds to comments with respect to the Proxy Statement/Prospectus that you provided in a telephone conversation with the undersigned and Neesa P. Sood on September 10, 2015 and follow-up discussion with Laura Hatch on September 14, 2015 with Rose F. DiMartino and Neesa P. Sood with respect to staff accounting comments. For your convenience, the substance of those comments has been restated below.  The Trust’s response to each comment is set out immediately under the restated comment.

Comment No. 1:  In the “Common Questions About the Proposed Reorganization” section on page 2, in the answer discussing the differences between the investment objectives, principal investment strategies and related policies of the Target Fund and the Acquiring Fund, please add a brief sentence noting that the Target Fund is a real estate fund and that the Acquiring Fund is an infrastructure fund.  Please also emphasize (bold or italicize) the 80% investment policy in the chart.

Response:  The requested changes have been made and the following disclosure has been added: “The most significant difference between the Funds is with respect to their 80% investment policy and concentration policies: the Target Fund is a real estate fund that invests at least 80% of its net assets in securities of issuers that are engaged principally in the real estate industry, while the Acquiring Fund is an infrastructure fund that  invests at least 80% of its assets in securities of issuers in the infrastructure industry.”

Comment No. 2:  In the “Common Questions About the Proposed Reorganization” section, please include a question and answer regarding the differences in the principal risks of the Target Fund and the Acquiring Fund.

Response:  The requested disclosure has been added as follows:

Q.            WHAT ARE THE DIFFERENCES IN THE PRINCIPAL RISKS OF THE TARGET FUND AND THE ACQUIRING FUND?

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

A. The differences in the principal risks of the Target Fund and the Acquiring Fund are generally attributable to the respective 80% investment policies of each Fund.  The Acquiring Fund characterizes each of the following as a principal risk of investing in the Acquiring Fund (while the Target Fund does not): Dividend Strategy Risk; Infrastructure-Related Investment Risk and Portfolio Turnover Risk.  Should the Reorganization be consummated and you become a shareholder of the Combined Fund, these risks will be new to you as a Target Fund shareholder.  The Target Fund characterizes each of the following as a principal risk of investing in the Target Fund (while the Acquiring Fund does not): Interest Rate Risk; Liquidity Risk; Micro Capitalization Company Risk; Real Estate Investment Trusts (“REITs”) Risk; and Real Estate Securities Risk.

Comment No. 3:  In the section “Common Questions About the Proposed Reorganization” on page 3, please added a sentence to the second bullet point regarding recoupment by the Adviser of amounts waived and/or reimbursed.

Response:  The requested change has been made by adding the following disclosure: “Alpine may recapture amounts waived and/or reimbursed to a class if such recapture occurs within three years of the waiver and/or reimbursement and does not cause the total annual operating expenses of the Combined Fund for any year to exceed the limits described above.”

Comment No. 4:  In the section “Common Questions About the Proposed Reorganization” on page 3, please bold the following sentence: “You will receive shares of the Acquiring Fund with the same aggregate net asset value as the shares of the Target Fund you own as of the close of business on the Closing Date.”

Response:  The requested change has been made.

Comment No. 5:  Please disclose the expected percentage of the Target Fund’s portfolio that will be sold in connection with the Reorganization in all instances this disclosure appears in the Proxy Statement/Prospectus.

Response:  The requested changes have been made.

Comment No. 6:  Please clarify the fee rate that is referred to under “Effect on Expenses” on page 10 of the Proxy Statement/Prospectus

Response:  The requested change has been made by adding “effective” before the term “fee rate.”

Comment No. 7:  Please clarify that the Target Fund only offers Institutional Class shares and not Class A shares under “Effect on Expenses” on page 10 of the Proxy Statement/Prospectus.

Response:  The requested change has been made by adding the following disclosure: “The Combined Fund offers Class A shares and Institutional Class shares, while the Target Fund offers only Institutional Class shares.”

Comment No. 8:  In the section of the Proxy Statement/Prospectus titled “Comparison of Fees and Expenses” and in the section of the Statement of Additional Information titled “Notes to the Pro Forma Condensed Financial Statements – 1. Basis of Presentation and 4. Pro Forma Operating Expenses,” please clarify that the information is provided for the year beginning May 1, 2014 and ending April 30, 2015.

Response:  The Trust has updated the disclosure to clarify that the information is as if the Reorganization occurred on May 1, 2014 and the information is presented for the year beginning May 1, 2014 and ending April 30, 2015.

Comment No. 9:  In the fees and expenses tables and the financials tables, please conform the headings so that (1) the order of the Funds presented in each table are the same; (2) it is noted whether the Fund is the Target Fund or Acquiring Fund and (3) the name of the Pro Forma Combined Fund is provided.

Response:  The requested changes have been made.

Comment No. 10:  On page 11 of the Proxy Statement/Prospectus, please update the information noted as “N/A” to conform to “-“ used in the rest of the table.

Response:  The requested changes have been made.

Comment No. 11:  With respect to the fees and expenses table provided on page 11 of the Proxy Statement/Prospectus, please clarify which Fund the footnote applies to and remove any reference to a share class whose information is not provided in the corresponding table.

Response:  The requested changes have been made to clarify that the footnote applies to the Combined Fund and to remove disclosure about Class A shares from the footnote since it is not discussed in the corresponding table.

Comment No. 12:  On page 15 of the Proxy Statement/Prospectus in the section “Risk Factors,” please add disclosure to the effect that with respect to the principal risks that apply only to the Acquiring Fund that “should the Reorganization be consummated and you become a shareholder of the Combined Fund, these risks will be new to you as a Target Fund shareholder.”

Response:  The requested change has been made.

Comment No. 13:  On page S-4 of the Statement of Additional Information, please confirm that in the Pro Forma Adjustments and Pro Forma Combined Fund columns of the “Pro Forma Condensed Combined Statement of Operations,” the realized gains or losses reflect the sale of securities in connection with aligning the Target Fund’s portfolio. If this is not reflected, please update.

Response:  In response to the comment and based on the conversation with Laura Hatch, the Trust has added the following footnote to the Pro Forma Condensed Combined Statement of Operations on page S-4:  "The impact of the potential realized gains or losses associated with currently contemplated securities sales that may be made in connection with the Reorganization is not included in the Pro Forma Adjustments and Pro Forma Combined Fund columns.”  The potential tax impact and transaction costs of the sales, if effectuated, to Target Fund shareholders has been included on pages 8, 12 and 33 of the Proxy Statement/Prospectus.

We are not aware of any requirement under Regulation S-X and related accounting literature to make the changes requested.  Further, we are not aware of any standard methodology of making such an adjustment.  The Trust believes that including such adjustments is potentially confusing to shareholders as it would require taking a pro forma statement of operations for the historical year presented and importing into it transactions yet to occur at uncertain prices and gains (particularly given the volatility of the market).  The Trust has included disclosure in the Proxy Statement/Prospectus and in the Notes to the Pro Forma Financial Statements section of the Statement of Additional Information about the potential tax consequences to shareholders of such sales; which is the information the Trust believes is material to shareholders with respect to the Reorganization.  The Trust will also update, based on Comment No. 14 below, the Pro Forma Condensed Combined Schedule of Investments to identify those securities  in the Target Fund’s portfolio which may be sold. On this basis, the Trust respectfully declines to adjust the Pro Forma Condensed Statement of Operations to reflect the sale of securities of the Target Fund.

Comment No. 14:  Starting on page S-5 of the Statement of Additional Information, with respect to the Pro Forma Condensed Combined Schedule of Investments, please identify those securities which will be sold in connection with the realignment of the Target Fund’s portfolio.

Response:  The requested change has been made.

Comment No. 15:  Starting on page S-5 of the Statement of Additional Information, the Pro Forma Condensed Combined Schedule of Investments has certain line items that are not categorized under each country.  Please update to clarify.

Response:  We have updated these line items to clarify that they are subtotals by country.

Comment No. 16:  On page S-13 of the Statement of Additional Information, in the line item of the Pro Forma Condensed Combined Schedule of Investments titled “State Street Eurodollar Time Deposit” please remove the extra numbers.

Response:  The Trust respectfully submits that there are no extra numbers.  We have clarified the disclosure in the chart, by titling the columns for each Fund as “Principal Amount” and “Value.”

Comment No. 17:  On page S-15 of the Statement of Additional Information, in the “Notes to the Pro Forma Condensed Financial Statements – 1. Basis of Presentation,” please add disclosure that includes the expected percentage of the Target Fund’s portfolio that will be sold in connection with the Reorganization and the associated transaction costs.

Response:  The requested changes have been made by adding the following disclosure: “After shareholder approval of the Reorganization, but before the Closing Date of the Reorganization, it is currently anticipated that the Target Fund will sell approximately 98% of its assets in connection with the Reorganization in order to better align with the Acquiring Fund’s investment strategies. This estimate is subject to change based on market conditions and other factors. It is currently anticipated that transaction costs of approximately $73,615 or $0.0366 per share (based on the outstanding shares of the Target Fund as of September 10, 2015) would be incurred as a result of the repositioning of its portfolio securities in connection with the Reorganization; however, these estimates are subject to change.  These costs will be borne by the Adviser.”

Comment No. 18:  On page S-16 of the Statement of Additional Information, in the “Notes to the Pro Forma Condensed Financial Statements – 3. Merger Costs,” please include information on the estimated costs to be paid by the Adviser.

Response:  The requested changes have been made by adding the following disclosure: “Estimated Reorganization Costs are as follows: Legal—$150,000, Audit—$10,000; and Printing, postage, proxy out-of-pocket costs and proxy solicitation, mailing, reporting and tabulation costs — $7,500.”

Comment No. 19:  On page S-16 of the Statement of Additional Information, in the “Notes to the Pro Forma Condensed Financial Statements – 4. Pro Forma Operating Expenses,” please clarify which Fund the expense caps are for.

Response:  The requested change has been made to clarify that the expense caps discussed are with respect to the Combined Fund.

Any questions or comments on the Amendment should be directed to the undersigned at 202-303-1124.

Very truly yours,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Matthew K. Breitman, Alpine Woods Capital Investors, LLC
Rose F. DiMartino, Willkie Farr & Gallagher LLP
Neesa P. Sood, Willkie Farr & Gallagher LLP

Enclosures